Stradley Ronon Stevens & Young, LLP
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Telephone 312-964-3500
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

December 6, 2017

Attention: Ms. Kathy Churko

Re:	Registration Statement on Form N-14 of the Ivy Funds (the “Registrant”)
File No. 333-221075

Dear Ms. Churko:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Ms. Churko on December 1, 2017 to Amy G. Smith, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Ivy Dividend Opportunities Fund into the Ivy Global Equity Income. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2017 pursuant to Rule 488 under the Securities Act of 1933, as amended. (the “Securities Act”).

Below, the Registrant has provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated pursuant to Rule 497(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

A. Accounting Comments

1.	Text: Page 16, the Annual Fund Operating Expense Table.

Comment:    Please confirm that the annual fund operating expense tables reflect the current fees and expenses.

Response:    The Registrant confirms that the annual fund operating expense tables reflect current fees and expenses for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund. The fees and expenses for the Ivy Dividend Opportunities Fund reflect the effect of a reorganization that occurred on October 16, 2016 between the Waddell and Reed Advisors Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund.

2.	Text: Pages 20-22, Examples.

Comment:    Please verify that the expense examples reflect the current fees and expenses.

Response:    The Registrant verifies that the expense examples reflect the current fees and expenses for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund. The expense examples for the Ivy Dividend Opportunities Fund reflect the effect of a reorganization that occurred on October 16, 2016 between the Waddell and Reed Advisors Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund.

3.	Text: Page 16, the two tables under the heading “Shareholder Fees.”

Comment:    Please confirm to the SEC Staff in correspondence that these fees are the current fees as required by Item 3(a) of Form N-14.

Response:    The Registrant confirms that the annual fund operating expense tables reflect current fees and expenses, as required by Item 3(a) of Form N-14, for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund. The fees and expenses for the Ivy Dividend Opportunities Fund reflect the effect of a reorganization that occurred on October 16, 2016 between the Waddell and Reed Advisors Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund.

4.	Text: The second full paragraph on page 47 which describes the proxy solicitation process, expenses and allocation.

Comment:    Section 3 of Item 4 of Schedule 14A also requires the material features of the proxy solicitor’s contract. Also, is $280,000 DF King’s fee? Earlier disclosure suggested that was entire cost of reorganization. Please clarify.

Response:    We have revised the fees to reflect that DF King’s estimated fee for proxy solicitation cost is $75,000. The entire cost of the Reorganization is estimated to be $280,000 and has been revised in the earlier disclosure. The disclosure now states:

The total expenses of the Reorganization, for legal and accounting expenses, outside solicitation firm costs, printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs, and regulatory filing fees, are expected to be approximately $280,000 which will be allocated based on net assets between the Dividend Opportunities Fund and the Global Equity Income Fund.

In addition, DF King (the “Solicitor”) has been engaged to assist in the solicitation of proxies, primarily by contacting shareholders by telephone to remind them to vote and to assist them if they choose to vote their proxy over the telephone. The cost of this solicitation is estimated to be approximately $75,000, plus any out of pocket expenses, such costs will be allocated based on net assets between the Dividend Opportunities Fund and the Global Equity Income Fund.

5.	Text: Statement of Additional Information, Notes to Pro Forma Statements of Assets and Liabilities and the Pro Forma Statements of Operations for the twelve months ended March 31, 2017, page 9, footnote 5, “Basis of Combination,” third paragraph, last sentence states:

Following the Reorganization, the Ivy Global Equity Income Fund will be the accounting survivor.

Comment:    Please provide the Accounting Survivor Analysis showing the determination that the Ivy Global Equity Income Fund is to be the accounting survivor.

Response:    Attached as Appendix A is a revised North American Security Trust/Accounting Survivor Analysis for the Reorganization addressing several of the comments made during our call.

6.	Text: Page 12, the first question and answer states “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates? No. The current investment management fees paid by the Dividend Opportunities Fund and the Global Equity Income Fund is equal to 0.70% of each Fund’s net assets. After the Reorganization, the fees paid by the Global Equity Income Fund will be reduced to 0.69% due to the combination of the Dividend Opportunities Fund’s and Global Equity Income Fund’s assets, which allow the Global Equity Income Fund to benefit from an investment management fee breakpoint.”

Comment:    Please revise the disclosure to reflect that the Dividend Opportunities Fund investment management agreement has lower fee breakpoint once assets reach $5 billion.

Response:    The Registrant has revised the disclosure. The disclosure now states:

“Will the Reorganization result in a higher investment management fee rate and higher fund expense rates? No. The current investment management fees paid by the Dividend Opportunities Fund and the Global Equity Income Fund is equal to 0.70% of each Fund’s net assets. After the Reorganization, the fees paid by the Global Equity Income Fund will be 0.69% due to the combination of the Dividend Opportunities Fund’s and Global Equity Income Fund’s assets, which allow the Global Equity Income Fund to benefit from an investment management fee breakpoint. However, as shareholders of the Global Equity Income Fund, shareholders of Dividend Opportunities Fund will be subject to an investment management fee breakpoint schedule that is identical to the investment management fee breakpoint schedule of the Dividend Opportunities Fund until net assets reach $5 billion. After net assets reach $5 billion, the Global Equity Income Fund has a slightly less favorable investment management fee breakpoint schedule than the Dividend Opportunities Fund. (The estimated combined total net assets of the Funds as of March 31, 2017 is $1.3 billion). However, the combined Fund will have a better opportunity to reach additional breakpoints in the investment management fee than the current Dividend Opportunities Fund would without the Reorganization. For more information on the management fee breakpoints, see COMPARISON OF THE FUNDS- Management of the Funds”

7.	Text: Page 18, Annual Fund Operating Expense Tables.

Comment:    Please verify that the expense examples reflect the current fees and expenses and not fees and expenses as of March 31, 2017.

Response:    The Registrant verifies that the expense examples reflect the current fees and expenses for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund. The fees and expenses for the Ivy Dividend Opportunities Fund reflect the effect of a reorganization that occurred on October 16, 2016 between the Waddell and Reed Advisors Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund.

8.	Text: Page 42, third sentence under “Repositioning of the Dividend Opportunities Fund’s Portfolio Assets,” the disclosure states:

“However, due to slight differences between the investment strategies and policies of the Dividend Opportunities Fund and Global Equity Income Fund, IICO currently estimates that approximately 25% of the Dividend Opportunities Fund’s portfolio assets are likely to be sold by the post-Reorganization Global Equity Income Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover.”

Comment:    We don’t think a policy to invest a minimum of 40% in global securities versus a policy to invest a maximum of 25% in global securities to be a slight difference.

Response:    Revised as requested, “slight” has been removed from the disclosure.

9.	Text: Page 2, Statement of Additional Information, III. Pro Forma Financial Statements, second paragraph, second sentence, which states:

“The Pro Forma Financial Information should be read in conjunction with the historical financial statements and notes thereto of the Dividend Opportunities Fund and the Global Equity Income Fund, which is available in the Trusts’ annual and semi–annual shareholder reports.”

Comment:    In the sentence you refer to the semi-annual report, did you intend to incorporate the semi-annual report?

Response:    The Registrant confirms that the semi-annual reports of the Ivy Dividend Opportunities Fund and the Ivy Global Equity Income Fund are not being incorporated by reference.

10.	Text: Page 11, Statement of Additional Information, Pro Forma Schedule of Investments, Notes to Pro Forma Schedule of Investments, footnote (E).

Comment:    Please disclose in the Notes to the Financial Statements, with a cross reference to the Notes to the Pro Forma Schedule of Investments, the amount of repositioning that will occur for the combined fund to be in compliance with its stated policy.

Response:    The Registrant has revised and added the requested disclosure. Disclosure has been added to the Notes to the Financial Statements and revisions have been made to the Notes to the Pro Forma Schedule of Investments. The added disclosure in the Notes to the Financial Statements states:

“It is estimated that approximately 25% of the U.S. securities in which the Ivy Dividend Opportunities Fund invests will be sold by the Ivy Global Equity Income Fund upon consummation of the Reorganization. Although, securities will be sold upon consummation of the Reorganization in order for the Ivy Global Equity Income Fund to comply with its prospectus guidelines, the foregoing sentence shall not restrict in an way the ability of the investment adviser of either of the Funds from buying or selling securities in the normal course of such Fund’s business and operations.”

The revised footnote in the Notes to the Pro Forma Schedule of Investments states:

“(E) It is estimated that approximately 25% of the Target Fund’s securities held in the United States will be sold by the Acquiring Fund upon consummation of the merger. Although, securities will be sold upon consummation of the merger in order for the Acquiring Fund to comply with its prospectus guidelines, the foregoing sentence shall not restrict in an way the ability of the investment adviser of either of the Funds from buying or selling securities in the normal course of such Fund’s business and operations.”

11.	Text: Page 10, Notes to Pro Forma Statements of Assets and Liabilities as of March 31, 2017 and the Pro Forma Statements of Operations for the twelve months ended March 31, 2017, “Note 6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS.”

Comment:    The Dividend Opportunities Fund has a lower management fee, please confirm that you do not say anywhere in the document that the “Global Equity Income Fund’s investment management fee is lower than the Dividend Opportunities Fund?

Response:    The Registrant can confirm that there is no disclosure stating that the investment management fees of the Global Equity Income Fund are currently lower than those of the Dividend Opportunities Fund. In order to add clarification for shareholders, the Registrant has added the below disclosure (per Comment #6 above) which states:

“After the Reorganization, shareholders of Dividend Opportunities Fund will be subject to an investment management fee breakpoint schedule as shareholders of the Global Equity Income Fund that is identical to the investment management fee breakpoint schedule of the Dividend Opportunities Fund until net assets reach $5 billion. After net assets reach $5 billion, the Global Equity Income Fund has a slightly less favorable investment management fee breakpoint schedule than the Dividend Opportunities Fund. However, the combined Fund will have a better opportunity to reach additional breakpoints in the investment management fee than the current Dividend Opportunities Fund would without the Reorganization. “

*        *         *

If you would like to discuss any of the comments, please feel free to reach out to me directly at (215) 564-8104.

Sincerely,

/s/ Amy G. Smith, Esq.

cc: Jennifer Dulski

Appendix A

Accounting Survivor Analysis

The Ivy Funds (the “Registrant”) believe that the Ivy Global Equity Income Fund (“Global Equity Income Fund”) is the appropriate accounting survivor following the reorganization of the Ivy Dividend Opportunities Fund (“Dividend Opportunities Fund”, and collectively with the Global Equity Income Fund, the “Funds”), with and into Global Equity Income Fund, which both Funds are series of the Registrant. According to a no-action letter to North American Security Trust (“NAST”)1, in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund. In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i) Comparison of investment advisers. Ivy Investment Management Company (“IICO”) is the investment manager for the Funds and will continue to manage the surviving fund after the Reorganization. IICO is a subsidiary of Waddell & Reed Financial, Inc.

The portfolio manager for Dividend Opportunities Fund is Christopher J. Parker. The portfolio manager for Global Equity Income Fund is Robert E. Nightingale. Mr. Parker and Mr. Nightingale will both serve as co-portfolio managers of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements which are as follows:

Net Assets	Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund
Up to $1 billion	0.70%	0.70%
Over $1 billion and up to $2 billion	0.65%	0.65%
Over $2 billion and up to $3 billion	0.60%	0.60%
Over $3 billion and up to $5 billion	0.55%	0.55%
Over $5 billion and up to $10 billion	0.54%	0.545%
Over $10 billion	0.53%	0.54%

IICO’s investment management agreement, including its fee schedule, with the Global Equity Income Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the continuation of the Global Equity Income Fund’s investment management agreement favors Ivy Global Equity Income Fund for determining

[1]	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

which Fund should be the accounting survivor. The combination of Mr. Nightingale and Mr. Parker as co-portfolio managers favors neither Fund.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundamental investment restrictions. Each Fund is currently classified as an open-end fund under the Investment Company Act of 1940 (the “1940 Act”). As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Dividend Opportunities Fund’s investment objective is to seek to provide total return. While the Global Equity Income Fund’s investment objective is to seek to provide total return through a combination of current income and capital appreciation.

Principal investment strategies. The Dividend Opportunities Fund and the Global Equity Income Fund have similar principal investment strategies and are described below as follows:

Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund

Investment Allocation. Ivy Dividend Opportunities Fund seeks to achieve its objective by investing primarily in large-capitalization companies, that often are market leaders in their industry, with established operating records that IICO believes may accelerate or grow their dividend payout ratio and that also demonstrate favorable prospects for total return.

Under normal circumstances, the Fund invests at least 80% of its net assets in dividend-paying equity securities. For this purpose, such securities consist primarily of dividend-paying common stocks. Although the Fund invests primarily in securities issued by large-capitalization companies (typically, companies with capitalizations of at least $10 billion at the time of acquisition), it may invest in securities issued by companies of any size. The Fund may invest in securities of companies across the valuation spectrum, including securities issued by value and growth companies. The Fund typically holds a limited number of stocks (generally 40 to 60).

Investment Allocation. Ivy Global Equity Income Fund invests principally in equity securities that are issued by companies of any size located largely in developed markets around the world, that IICO believes will be able to generate a reasonable level of current income for investors given current market conditions, and that demonstrate favorable prospects for total return. The Fund focuses on companies that IICO believes have the ability to maintain and/or grow their dividends while providing capital appreciation over the long-term.

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities. For this purpose, such equity securities consist primarily of dividend-paying common stocks across the globe. In an attempt to enhance return, the Fund also may invest, to a lesser extent, in companies not currently paying dividends to shareholders or companies with an unsustainably high dividend. The Fund may invest in U.S. and non-U.S. issuers and may invest up to 100% of its total assets in foreign securities. Although the Fund invests primarily in large-capitalization companies (typically companies with market capitalizations of at least $10 billion at the time of acquisition), it may invest in companies of any size. Under normal circumstances, the Fund invests at least 40% (or, if IICO deems it warranted by market conditions, at least 30%) of its total assets in securities of non-U.S. issuers.

Management Strategy. In selecting securities for the Fund, IICO primarily focuses on companies	Management Strategy. In selecting securities for the Fund, IICO combines a top-down (assessing the

Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund
that have an above-market dividend yield that is supported by what IICO believes are attractive relative and absolute valuations and tends to favor companies that IICO believes have the ability to grow their dividend at an average or above-average rate relative to the market. IICO also seeks to invest in companies that it believes have the potential for strong growth in their dividend payout due to the companies having a low initial payout ratio and a commitment to raising the payout ratio over time, or above-average earnings growth potential which also are supported by what it believes are attractive relative and absolute valuations.

market environment) approach with a bottom-up (researching individual issuers) stock selection process, and uses a combination of country analysis, sector and industry dynamics, and individual stock selection. As part of its investment process, IICO seeks to identify investment themes, then seeks to determine the most appropriate sectors and geographies to benefit from its top-down analysis and generally seeks to find what it believes are reasonably-valued, dividend-paying companies with growth prospects, a sound balance sheet and steady cash flow generation. IICO also considers several other factors, which typically include a company’s history of fundamentals; management proficiency; competitive environment; and relative valuation.

Key Factors. IICO also considers other factors, which may include the company’s: established operating history; financial condition; quality of management; competitive position; capital allocation; business characteristics; growth and profitability opportunities; return on capital; history of improving sales and profits; and stock price as compared to its estimated intrinsic value.

Key Factors. IICO also considers several other factors, which typically include a company’s history of fundamentals; management proficiency; competitive environment; and relative valuation.

Exposure to Foreign Markets. Although the Fund invests primarily in U.S. securities, it may invest up to 25% of its total assets in foreign securities. Many of the companies in which the Fund may invest have diverse operations, with products or services in foreign markets. Therefore, the Fund may have indirect exposure to various foreign markets through investments in these companies, even if the Fund is not invested directly in such markets.

Exposure to Foreign Markets. The Fund may invest in U.S. and non-U.S. issuers and may invest up to 100% of its total assets in foreign securities.

The Fund may use forward foreign currency contracts to manage the Fund’s exposure to various foreign currencies and the U.S. dollar.

Selling Securities. Generally, in determining whether to sell a security, IICO considers many factors, including: changes in economic or market factors in general or with respect to a particular industry or sector, changes in the market trends or other factors affecting an individual security, and changes in the relative market performance or its belief in the appreciation possibilities offered by individual securities. IICO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Selling Securities. Generally, in determining whether to sell a security, IICO uses the same type of analysis that it uses in buying securities of that type. For example, IICO may sell a security if it believes the security no longer offers attractive current income prospects or significant growth potential, if it believes the management of the company has weakened, and/or there exists political or economic instability in the issuer’s country. IICO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The Dividend Opportunities Fund and Global Equity Income Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing senior securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, investment strategies and fundamental investment restrictions of the Global Equity Income Fund will continue in the combined fund, therefore these factors favor Global Equity Income Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Large	97.6%	91.3%
Medium	2.4%	8.7%
Small	0.0%	0.0%
Median Market Cap	$56.9 billion	$71.8 billion

Geographic Allocation (as a % of equity assets) –Top 15	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
United States	91.2%	35.2%
United Kingdom	1.8%	15.7%
France	0.3%	12.2%
Netherlands	--	8.9%
Japan	--	5.1%
Canada	3.7%	3.5%
Italy	--	3.1%
Norway	--	2.0%
China	--	1.8%
Russia	--	1.6%
South Korea	--	1.6%
Belgium	1.1%	--
Switzerland	--	1.5%
Ireland	1.5%	1.1%
Finland	0.4%	--

Sector Allocation (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Financials	17.41%	16.69%
Information Technology	15.07%	13.58%
Health Care	11.43%	13.26%
Energy	8.92%	11.03%
Consumer Staples	6.59%	10.97%

Sector Allocation (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Industrials	15.36%	10.35%
Consumer Discretionary	6.82%	10.08%
Utilities	4.12%	5.72%
Materials	8.99%	4.90%
Telecommunication Services	--	3.42%
Real Estate	5.29%	--

	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Number of Holdings	50	58

Post-Reorganization, following a repositioning, it is not expected that the asset allocation, portfolio composition, and number of issuers in the Global Equity Income Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. The combined Fund will transition the portfolio holdings to reflect a larger allocation to foreign issuers, which will reflect portfolio holdings more similar to the Global Equity Income Fund than the Dividend Opportunities Fund.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class A1	Ivy Global Equity Income Fund Class A2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	0.25%
Other expenses	0.29%	0.43%
Total annual Fund operating expenses	1.24%[3]	1.38%[4]
Fee waiver and/or expense reimbursement	0.00%[3]	0.08%[4]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.24%[3]	1.30%[4]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class B1	Ivy Global Equity Income Fund Class B2

Management fees	0.70%	0.70%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class B1	Ivy Global Equity Income Fund Class B2
Distribution and service (12b-1) fees	1.00%	1.00%
Other expenses	0.41%	0.25%
Total annual Fund operating expenses	2.11%[3]	1.95%
Fee waiver and/or expense reimbursement	0.07%[3]	--
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	2.04%[3]	1.95%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class C1	Ivy Global Equity Income Fund Class C2
Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	1.00%	1.00%
Other expenses	0.22%	0.25%
Total annual Fund operating expenses	1.92%	1.95%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.92%	1.95%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class E1	Ivy Global Equity Income Fund Class E2

Management fees	0.70%	%*
Distribution and service (12b-1) fees	0.25%	%*
Other expenses	0.59%	%*
Total annual Fund operating expenses	1.54%[3]	%*
Fee waiver and/or expense reimbursement	0.41%[3]	%*
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.13%[3]	__%*

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class I1	Ivy Global Equity Income Fund Class I2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	None	None
Other expenses	0.22%	0.26%
Total annual Fund operating expenses	0.92%[3]	0.96%[4]
Fee waiver and/or expense reimbursement	0.00%[3]	0.02%[4]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.92%[3]	0.94%[4]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class N1	Ivy Global Equity Income Fund Class N2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	None	None
Other expenses	0.07%	0.11%
Total annual Fund operating expenses	0.77%	0.81%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class R1	Ivy Global Equity Income Fund Class R2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.50%	0.50%
Other expenses	0.31%	0.36%
Total annual Fund operating expenses	1.51%	1.56%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class Y1	Ivy Global Equity Income Fund Class Y2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	0.25%
Other expenses	0.22%	0.26%
Total annual Fund operating expenses	1.17%[5]	1.21%[4,5]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class Y1	Ivy Global Equity Income Fund Class Y2
Fee waiver and/or expense reimbursement	0.00%[5]	0.02%[4,5]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.17%[5]	1.19%[4,5]

*	Class E shares will not be offered until the closing of the Reorganization.

[1]	On October 16, 2017, the Waddell & Reed Advisors Dividend Opportunities Fund reorganized into Ivy Dividend Opportunities Fund. The Annual Fund Operating Expenses have been estimated based on the combined net assets and an assumption that the combined Fund had a year of operations as of March 31, 2017.

[2]	Expense ratios reflect annual fund operating expenses for the most recent fiscal year of the Fund reflected in the Funds’ current prospectus except for Class E shares which will not be offered until the closing of the Reorganization.

[3]	Through July 31, 2020, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) for the Dividend Opportunities Fund as follows: Class A shares at 1.24%, Class B shares at 2.04%, Class E shares at 1.13% and Class I shares at 0.92%. Prior to that date, the expense limitation may not be terminated without consent of the Board.

[4]	Through July 31, 2020, IICO, IDI, and/or WISC, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) for the Global Equity Income Fund as follows: Class A shares at 1.30%, Class I shares at 0.94% and Class Y shares at 1.19%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Board.

[5]	Through July 31, 2020, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of the Class Y shares do not exceed the total annual ordinary fund operating expenses of the Class A shares, as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated without consent of the Board.

The Funds both offer Class A, Class B, Class C, Class I, Class N and Class R shares. The Dividend Opportunities Fund currently offers Class E shares and the Global Equity Income Fund will offer Class E shares. The expense structure of the Global Equity Income Fund will continue following the Reorganization but the expenses of certain classes will be capped for two years. Thus, this factor does not favor either fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Global Equity Income Fund (approximately $302.3 million as of October 31, 2017) are smaller than the net assets of the Dividend Opportunities Fund (approximately $907.4 million as of October 31, 2017). Therefore, the net current assets of the Global Equity Income Fund will constitute approximately 25% of the Global Equity Income Fund post-Reorganization while the Dividend Opportunities Fund’s current net assets will constitute the remainder. Because the Dividend Opportunities Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the Dividend Opportunities Fund as the accounting survivor.

(vi) Comparison of performance history. The Dividend Opportunities Fund (Inception date: 4/2/2007) has a longer performance history than the Global Equity Income Fund (Inception date: 6/4/2012). However, the combined Fund after the Reorganization will be following a global strategy that reflects an allocation to foreign issuers that is more similar to the Global Equity Income Fund’s investment strategy than that of the Dividend Opportunities Fund. In addition, based on Class A shares at net asset value for the period ended November , 2017, for comparable 1, 3, and 5 year performance periods, Global Equity Income Fund has outperformed the Dividend Income Fund in the 1 and 3 year periods but underperformed the Dividend Opportunities Fund in the 5 year period. Thus the selection of the Global Equity Income Fund as performance survivor is not being used to eliminate the performance history of an underperforming fund. While the Dividend Opportunities Fund has a longer performance history, the Global Equity Fund has a performance history that is more relevant to the strategy of the combined Fund, this factor favors the Global Equity Income Fund as the accounting survivor.

Conclusion: The Registrant believes that the accounting survivor should be the Global Equity Income Fund. Even though the Dividend Opportunities Fund and Global Equity Income Fund each have its portfolio manager serving as a co-portfolio manager, and the Dividend Opportunities Fund will constitute a majority of the combined Fund’s assets, and the Dividend Opportunities Fund has a longer performance history, the Registrant does not believe that any of these factors are determinative for analyzing which Fund should be the accounting survivor. The factors favoring the conclusion that the Ivy Global Equity Income Fund should be the accounting survivor include: (1) the continuation of the Global Equity Income Fund’s investment objectives, principal investment strategies and portfolio composition; (2) the continuation of the Global Equity Income Fund’s expense structure, including the investment management agreement with different fee rates at various breakpoints; and (3) the Global Equity Income Fund is the Fund in to which the Dividend Opportunities Fund will be reorganized and the Global Equity Income Fund will continue its operations and investment strategy.